Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                   Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976


Mesa Committed to Merger With ACA To Create Leading Regional Carrier Airline; Mesa Disappointed by Atlantic Coast Rejection

PHOENIX, Oct 24, 2003 (BUSINESS WIRE) - Mesa Air Group, Inc. (Nasdaq: MESA) issued the following statement today in response to the Atlantic Coast Airlines Holdings, Inc. (Nasdaq: ACAI) announcement that its board of directors has rejected Mesa's merger proposal.

"We are disappointed the management and board of directors of Atlantic Coast have chosen to reject our acquisition proposal without discussing with us the benefits of Mesa's proposal to ACA shareholders. We can only question how seriously they analyzed our offer. We believe they have done a disservice to their shareholders, employees and other stakeholders by committing themselves to what prudent analysis indicates is a misguided strategy, a high-risk future and one which seemingly has been rejected in the market by most airline industry securities analysts and, most importantly, by their shareholders. In addition, given the current tumultuous conditions that exist in our industry, in our view, this plan puts the job security of all of their employees at risk.

While yesterday's presentation provided a few additional details, it offered little in the way of new insight on their radical strategic plan to transform themselves into a Dulles-based independent low fare carrier. We continue to believe ACA possesses the wrong aircraft and the wrong cost structure to compete successfully and does not appear to take into consideration any competitive response.

Shareholders should also be concerned that ACA's board would authorize a labor agreement that apparently incorporates a form of "poison pill" designed to frustrate shareholders who disagree with management on this proposed change in business direction.

ACA shareholders still have the chance to reaffirm and enhance the proven business model as a regional jet carrier. Combining with Mesa will create the leading independent regional jet carrier in the market. Our business model, based on long-term revenue guarantee code share partnerships with major airlines serving hub networks, in our view, offers far better short and long-term prospects for ACA shareholders, employees and other stakeholders.

We heard nothing from ACA yesterday that would cause us to change our mind about the validity, prudence and sufficiency of our acquisition proposal. We were delighted to note United's comments that it is exploring other options following the ACA announcement and we expect to commence negotiations immediately."



About Mesa Air Group
Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.
Certain Forward-Looking Statements
This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.


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Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.